United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:              Larry Spirgel
Assistant Director

January 18, 2008

Re:	Central European Media Enterprises Ltd.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007 (“2006 Form 10-K”)

Forms 10-Q for Fiscal Quarters Ended September 30, 2007
File No. 0-24796 (“September 30, 2007 Form 10-Q”)

Dear Mr. Spirgel:

We have received your comment letter of December 18, 2007, regarding the above referenced filings of Central European Media Enterprises Ltd. (“CME”, “we” or the “Company”).

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this letter, we have repeated the staff comments in italicized type and followed each comment with our response.

VI. Critical Accounting Policies and Estimates, page 88
Goodwill and intangible assets, page 89

1.
We note your reference to independent valuation consulting firms. While you are not required to make reference to independent valuation firms, when you do you should also disclose the names of the expert. If you decide to delete your reference to independent valuation firms, your future filings should provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise throughout your filing where valuation firms are mentioned.

Response:

The use of independent valuation consulting firms is an important part of our process for determining fair value in both related party transactions and business combinations. In future filings, we will disclose the names of any experts used.  If we are unable to obtain permission from the expert in question, we will provide disclosures that explain the method and assumptions used by management to determine the valuation.

Division of Corporation Finance
January 18, 2008

Consolidated Statement of Shareholders’ Equity, page 102

2.
We note that you have a currency translation adjustment of $157.5 million recorded in Other Comprehensive Income. We also note per page 91 that $77.2 million primarily relates to inter-company loan transactions. Please tell us:

•
What transactions occurred during the year ended December 31, 2006 that resulted in the $77.2 million foreign currency adjustment. Tell us why you believe the inter-company loan is long-term in nature.

•	What makes up the other $80.3 million in translation adjustments.

Response:

On May 2, 2005, Central European Media Enterprises B.V. (“CME BV”), an entity with a U.S. dollar functional currency, made a loan of $465.5 million to CME Media Services s.r.o. (“CME Media Services”), a company with a Czech Koruna (“CZK”) functional currency, to fund the acquisition of TV Nova in the Czech Republic. This loan was converted to CZK 11,425 million during the second quarter of 2005 and CZK 738 million ($30.5 million at the date of conversion) of this balance was capitalized as equity on August 25, 2005.  The loan had a balance of CZK 10,687 million ($511.9 million) as at December 31, 2006. Interest is paid by CME Media Services each quarter but no amounts of principal have been repaid. The scheduled repayment date of the loan is 2015.

CME BV recorded a gain of $77.2 million primarily as a result of the change in the CZK/US$ exchange rate, from 24.59 to 20.88, used to translate the CZK 10,687 million principal amount of the loan between December 31, 2005 and December 31, 2006.

We concluded that the exchange gains and losses from this loan should be recognized as a currency translation adjustment in Other Comprehensive Income because it met the requirements of paragraph 20(b) of SFAS 52. Our conclusion was based on the following factors:

•	there have been no planned or anticipated repayments of principal on this loan since it was established;
•
the loan was established with the specific intention of financing the TV Nova strategic acquisition. We intend to continue to operate TV Nova for the long term and view the loan as part of this investment in the foreign subsidiary;

•	the current investment structure provides significant treasury efficiencies which we would like to benefit from for the long term, and;
•	it is management’s intention to roll this loan over when it becomes due.

Division of Corporation Finance
January 18, 2008

The remaining $80.3 million result from the translation of the assets and liabilities recorded in the financial statements of our subsidiaries that do not have the U.S. dollar as their functional currencies into U.S. dollars at the rate prevailing at December 31, 2006 as prescribed by paragraph 13 of SFAS 52. The $80.3 million is comprised as follows:

Country	Functional Currency	Currency Translation Adjustment (US$ million)
Croatia	Croatian Kuna	(4.2)
Czech Republic	Czech Koruna	66.4
Slovenia	Slovenian Tolar	6.3
Slovakia	Slovak Koruna	11.8
Total		80.3

2. Restatement, page 108

3
We note your restatement regarding historical stock option granting practices. Tell us and disclose specifically the nature of each error and why these errors where made. Refer to the Chief Accountant’s September 19, 2006 letter that can be found at www.sec.gov/info/accountants/staffletters/fei_aicpa091906.htm. In addition, tell us how you considered the Division of Corporation Finance guidance regarding filing restated financial statements for errors in accounting for stock option grants. This guidance can be found at www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm. Revise or advise as necessary.

Response:

When processing awards exercised in the third quarter of 2006, it became apparent that the documentation in respect of options issued before 2003 was, in some cases, incomplete or difficult to interpret.

We therefore initiated a voluntary review of our historical stock option granting practices. We engaged an independent public accounting firm to assess the accounting records of all awards (covering a population of 25 awards and more than 320 individual grants) from 1994, when we first granted options, to 2002. Our Audit Committee also engaged independent legal counsel to conduct a review of each award during this period to determine whether there had been any intentional misconduct. As disclosed in our 2006 Form 10-K and our Form 10-Q for the Fiscal Quarter ended September 30, 2006, the Audit Committee found no evidence from which it could be concluded that the errors were the result of deliberate or intentional misconduct.

The investigation identified three principal areas of concern which resulted in a $7,181,000 adjustment that should have cumulatively been recorded as an expense in the twelve year period between 1994 and 2005. No portion of this expense in respect of any single year within this period represented a material adjustment, as we disclosed on pages 46 and 47 of our 2006 Form 10-K. In two cases, the circumstances correlate to the issues discussed by the Chief Accountant in his letter of September 19, 2006 that you refer to above and therefore in numbers 2. and 3. below, the issue headings used by the Chief Accountant have been used:

Division of Corporation Finance
January 18, 2008

1.	Incorrect Application of APB 25 to Grants Made to Non-Employees

Fifteen grants were made to non-employees during the review period. These grants were permitted under the terms of the option plan; however, they were accounted for using the intrinsic value method under APB 25 as if they were employee options, and not the fair value method under SFAS 123 as would have been required. $1,168,000 related to this area and should have been recognized as an expense prior to 1999.

2.	Exercise Price Set by Reference to a Future Market Price

Fifty-seven grants did not meet the definition of a fixed plan under APB 25 because the terms of the grant included conditions that resulted in the exercise price increasing each quarter.  Therefore we concluded that they should have been accounted for using variable accounting in the period from the grant date to the date of exercise or forfeiture.   All but one of these grants were forfeited by individuals leaving the Company in 1999 and 2000, but a single award remained outstanding until it was exercised in 2005.  Due to a combination of the increasing exercise price and the significant changes in our share price in the period from 1998, the option was out-of-the-money until December 2004, when a liability of $69,000 should have been recognized.  The liability varied during 2005 due to changes in the share price and increases in the exercise price until the option was exercised, at which point a further expense of $172,000 should have been recorded resulting in a total error of $241,000.

3.	Documentation of Option Granting Activities is Incomplete or Cannot be Located

Seven awards were identified where the extant documentation and other corroborative evidence supported alternative measurement dates to those originally used.

Accordingly, we calculated the intrinsic value of the affected options at such alternative measurement dates and calculated the impact of recognizing that amount as an expense over the vesting period of the award.  This resulted in a cumulative adjustment of $5,772,000 which should have been recorded as expenses in the periods between 1995 and 2000.

We believe that these three errors were inadvertent mistakes in the application of relevant accounting standards or the administration of our stock option granting processes at that time.

Division of Corporation Finance
January 18, 2008

Consideration of SEC Guidance on Treatment of Identified Errors

We considered the Chief Accountant’s September 19, 2006 letter in concluding whether to restate our previously filed reports. In particular, we noted the following statements:

“Companies that determine their prior accounting to be in error and that those errors are material should restate their financial statements to reflect the correction of those errors. Evaluation of materiality requires a consideration of all relevant facts and circumstances. Qualitative factors (for example, if the error is intentional) may cause misstatements of quantitatively small amounts to be material, it is important that the registrant discuss not only the accounting restatements, but also the circumstances that gave rise to the errors.”

“No amendment of previously filed reports is necessary to correct prior financial statements for immaterial errors. Such corrections, if necessary, may be made the next time the registrant files the prior financial statements”.

In light of the Chief Accountant’s comments we performed an assessment of the materiality of the adjustments to the financial statements that would have been required. Our assessment is detailed below and comprises two parts: (1) determination of whether the items were quantitatively material and (2) determination of whether the items were qualitatively material. We concluded that the identified errors were not material to any prior period but would be material to correct in the current period.

We also concluded that it was appropriate to correct the identified errors in our next filing, which was our Form 10-Q for the Fiscal Quarter Ended September 30, 2006, and in our 2006 Form 10-K. We based our conclusion on both the Chief Accountant’s comments reproduced above and the guidance in SAB 108 to the effect that:

“If the (misstatement)…is material to the current year, after all of the relevant quantitative and qualitative factors are considered, the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements of immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.”

(1) Analysis of Quantitative Materiality

We adopted SAB 108 in the third quarter of 2006 and therefore our consideration of quantitative materiality was performed in accordance with SAB 108. We prepared an analysis of the impact of the adjustment on the financial statements using both the rollover and iron-curtain approaches.

Historically, we had used the rollover approach to assess materiality. Under this method we concluded that the prior period financial statements were not materially misstated as no error occurred in any individual period that we considered large enough to materially misstate the financial statements taken as a whole on a quantitative basis.

Under the iron-curtain approach, which we applied for the first time in 2006, we concluded that the cumulative error was quantitatively material to the current year, therefore the prior year financial statements should be corrected.

Division of Corporation Finance
January 18, 2008

(2) Analysis of Qualitative Materiality

After completing our quantitative assessment, we considered whether any of the errors was material on a qualitative basis.

Our analysis gave particular weight to whether there had been any intentional misconduct in the awarding of these option awards. Following the review by independent legal counsel, the Audit Committee found no evidence from which it could be concluded that the errors were the result of deliberate or intentional misconduct.

We also consider that the misstatements were not qualitatively material because:

•	they did not mask a change in earnings in any period;
•	they did not hide a failure to meet analysts' consensus expectations in any period;
•	they did not change income into a loss in any period, since we reported losses in each of these periods;
•	although related to management compensation, the accounting misstatements did not directly affect the amount of compensation paid to management; and
•	the misstatements related primarily to the period from 1995 to 1999.

Form of disclosure

Having concluded that the errors identified were neither qualitatively nor quantitatively material and that it was appropriate to correct them in our next filing, we then considered the appropriate form of disclosure. We first disclosed these matters in our Form 10-Q for the Fiscal Quarter Ended September 30, 2006, prior to the issuance of the Division of Corporation Finance’s letter of January 2007. At that time, we consulted a wide range of literature on appropriate disclosure.  In addition, in preparing our 2006 Form 10-K we also consulted the Division’s January 2007 guidance and consider that we met the applicable disclosure requirements outlined in that guidance in all material respects.

We also respectfully note that the Division’s January 2007 guidance relates to circumstances whereby the issuer planned to restate previously issued financial statements for errors in accounting for grants of stock options to employees, members of the board of directors, and other service providers and where the issuer had determined that their periodic filings for multiple periods contained materially inaccurate financial statements and related disclosures. As discussed above, this was not the case for CME.

Division of Corporation Finance
January 18, 2008

4.
We note that on page 108 of your statement that correcting the error in the financial statements for the year ended December 31, 2006 would be material; therefore in accordance with SAB 108, you have restated your historical financial statements. We also note your disclosure on page 116 that you have “adopted SAB 108 in the third quarter of 2006 and concluded that there was no impact of adoption.” These two statements appear to contradict each other. Please advise.

Response

We acknowledge that these statements appear contradictory,  however this was not our  intention. We respectfully advise the staff that we are now aware that the disclosure on page 116 should have been modified to reflect the adjustment to be recorded using the provisions of SAB 108. We respectfully advise the staff that we believe our financial statements taken as a whole are not misleading to a reader, as we believe we have sufficient disclosure to allow a reader to understand the impact of SAB 108. To the extent that this disclosure is carried into future filings, we will update accordingly.

Division of Corporation Finance
January 18, 2008

6. Investments, page 125
Radio Pro and Media Pro, page 126

5.	We note that you paid EUR 8 million and transferred your remaining 20% investment in Radio Pro to acquire a 10% interest in Media Pro, Please tell us:

•	In detail how you determined it was appropriate to record a gain of U.S.$6.2 million. Refer to your basis in accounting literature.
•	How you calculated the gain.
•	Why you believe this was an arms-length transaction.

Response:

On August 11, 2006, our 100% owned subsidiary, CME Romania B.V. (“CME Romania”), purchased a 10% interest in the Media Pro Group for total consideration of EUR 13.0 million (approximately $16.6 million including transaction costs of $0.2 million).  The consideration included cash of EUR 8.0 million (approximately $10.1 million) and our equity interest in Compania de Radio Pro S.R.L. (“Radio Pro”), which had an estimated fair value of EUR 5.0 million (approximately $6.2 million). The enterprise values of both Media Pro Group and Radio Pro were supported by an independent valuation prepared by an internationally recognized valuation firm.

In addition, as part of this transaction we acquired a put option on our interest in the Media Pro Group. This option is exercisable from August 12, 2009 for a period of three months ending on November 13, 2009. The exercise price of this option is the fair value of the interest at the time of exercise as established by an independent valuation performed by an internationally recognized valuation firm with a floor price of EUR 13.0 million (approximately $16.5 million at December 31, 2006), payable in cash.

Adrian Sarbu, who was at the time the general director of our Romanian operations and since October 2007 has been our Chief Operating Officer, was the counterparty to the transaction.  Mr. Sarbu controlled 100% of the Media Pro Group prior to this transaction through his direct and indirect ownership interests.

Why was it appropriate to record a gain of $6.2 million and how was it calculated?

We determined that this transaction was conducted with a related party and we therefore considered whether this related party transaction was a transaction between entities under common control.  A transaction between entities under common control would preclude gain recognition.  While Mr. Sarbu is a senior member of CME management, he did not exert control over CME either through beneficial ownership of any CME shares, or through his role in the Company.  Also, as stated above, CME did not control the Media Pro Group either before or after the transaction.

We looked to paragraph D11(a)-(d) of SFAS 141, which provides examples of transactions between entities under common control. We concluded that none of the examples in paragraph D11 were applicable or analogous to the Media Pro transaction.  Therefore, while this is a related party transaction, it is not a transaction between entities under common control.

Division of Corporation Finance
January 18, 2008

Because equity interests were exchanged, we then considered whether this transaction should be considered a non-monetary transaction. Because SFAS 153 specifically scopes out those transactions that are within the scope of SFAS 140, we therefore considered whether the transaction was within the scope of SFAS 140.

Radio Pro was accounted for as an equity method investment.  FASB Q&A 140—A Guide to Implementation of Statement 140 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, question #13 addresses the applicability of SFAS 140 to transfers of equity method investments and concludes that such transactions are within the scope of SFAS 140 (unless the transfer is of an investment that is in substance a sale of real estate, which is not applicable in this transaction).  As such we have concluded that the disposal of Radio Pro involved the transfer of a financial asset accounted for under SFAS 140.

As required by SFAS 140 we assessed whether the disposal of Radio Pro and the transfer of cash should be accounted for as a sale. In doing so we evaluated the guidance included in SFAS 140, paragraph 9 as follows:

9.
A transfer of financial assets (or all or a portion of a financial asset) in which the transferor surrenders control over those financial assets shall be accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

a.	The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership (paragraphs 27 and 28).

Evaluation
We concluded after examining all of the available evidence, that the conditions of paragraph 9(a) had been met because the cash and the interest in Radio Pro passed entirely to the Media Pro Group. Media Pro Group was the registered legal owner of the shares in Radio Pro and there were no terms in the contract that would have enabled us to revoke the transaction or cause the shares or the cash to be returned to us. Since we no longer had any legal right to the shares or the cash, we did not consider that any of our creditors would have any legal rights to the interests in bankruptcy or other receivership.

b.
Each transferee (or, if the transferee is a qualifying SPE (paragraph 35), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor (paragraphs 29−34).

Evaluation
As the legal and beneficial owner of the cash and the interest in Radio Pro, Media Pro is absolutely entitled to pledge or exchange the cash and interest in Radio Pro in any way it sees fit.

c.
The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity (paragraphs 47−49) or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call(paragraphs 50−54).’

Evaluation
No such agreements exist.

Division of Corporation Finance
January 18, 2008

As a result of this analysis, we concluded that the disposal of Radio Pro and the transfer of cash should be accounted for as a sale. As it relates to our calculation of the gain, we noted that paragraph 11 of SFAS 140 requires:

‘Upon completion of a transfer of financial assets that satisfies the conditions to be accounted for as a sale (paragraph 9), the transferor (seller) shall:

a. Derecognize all assets sold;

b. Recognize all assets obtained and liabilities incurred in consideration as proceeds of the sale, including cash, put or call options held or written (for example, guarantee or recourse obligations), forward commitments (for example, commitments to deliver additional receivables during the revolving periods of some securitizations), swaps (for example, provisions that convert interest rates from fixed to variable), and servicing assets and servicing liabilities, if applicable (paragraphs 56, 57, and 61-67);

c. Initially measure at fair value assets obtained and liabilities incurred in a sale (paragraphs 68-70) or, if it is not practicable to estimate the fair value of an asset or a liability, apply alternative measures (paragraphs 71 and 72);

d. Recognize in earnings any gain or loss on the sale.’

At the date of the transaction, the carrying value of the assets transferred that were recognized in our financial statements was $10.2 million, comprised of cash ($10.1 million) and our interest in Radio Pro ($0.1 million). In accordance with paragraph 11(a) we derecognized these assets by posting a credit entry of $10.2 million to the balance sheet.

We received assets with a fair value of $16.4 million in exchange for the assets we transferred, comprised of an interest in Media Pro ($16.4 million) and the put option which was determined to have a $nil fair value at the date of the transaction and also at December 31, 2006. In accordance with paragraphs 11(b) and 11(c) of SFAS 140, we recognized these proceeds by posting a debit entry of $16.4 million to the balance sheet. We also incurred transaction costs of $0.2 million which we included in the investment balance to record a total investment of $16.6 million

In accordance with paragraph 11(d) of SFAS 140, and to ensure the entry balanced, we were therefore required to recognize a gain for the difference of $6.2 million by posting a credit entry to the income statement.

Why do we believe this was an arms-length transaction?

Our review and analysis of an independent valuation commissioned by our Board of Directors allowed us to conclude that this transaction was consummated on terms equivalent to those that would prevail in an arms-length transaction.

Division of Corporation Finance
January 18, 2008

21. Commitments and Contingencies, page 145
Contingencies, page 147

6.
Tell us and disclose how you have applied SFAS 5 with regard to your contingencies. For example, you have not disclosed whether you have accrued for your Global Communications dispute and the Former Shareholder dispute in Croatia.

Response:

We confirm that management reviews the progress of all litigation and other contingencies at least on a quarterly basis. This review includes consulting local management and both internal and external counsel to understand whether a provision is necessary under SFAS 5, or whether an existing provision made under SFAS 5 needs to be increased, decreased or eliminated. Central to this exercise is consideration of whether:

(a)	there is evidence to suggest it was probable, at the date of the financial statements, that a provision was required, and
(b)	the amount of any provision can be reasonably estimated.

In order to conclude on point (a) above, we review the facts of each case and any developments since the last reporting period that may indicate whether it has become more or less likely that we will either receive an adverse judgment or reach a settlement. Such developments may include, but are not limited to:

•	results of hearings in lower circuit courts;
•	judgments delivered in similar cases which may shed light on a court’s interpretation of law or fact;
•	developments in deposition or document discovery that change interpretations of fact;
•	on-going business developments that may make it more or less desirable to enter, withdraw from or otherwise change our approach in settlement negotiations;
•	the progress of on-going settlement negotiations.

In order to conclude on point (b) we consider the amount of any claim (if so specified) together with any other evidence, such as the progress of on-going settlement negotiations, which may indicate a different amount may eventually be paid. Where there is a range of possible outcomes and no outcome within that range is more likely to occur than another, we apply FIN 14 and accrue the minimum amount after clearly documenting the amounts in the range and our conclusion why no amount is more likely.

Detailed disclosure of all material contingencies is included in each Form 10-K and Form 10-Q where:

a)	provision has been made, or
b)	provision has not been made because loss is not probable, or the amount cannot be reasonably estimated, or both.

Disclosures are intended to provide a detailed explanation of the facts of each matter, the amount of damages sought, the progress of any litigation and CME’s view of the merits of the case.

Division of Corporation Finance
January 18, 2008

We believe that this process for identifying, measuring and disclosing contingencies is in accordance with SFAS 5 and an affirmative statement to this effect is included in our Summary of Significant Accounting Policies on page 114 of our 2006 Form 10-K.

Where a provision has been made in respect of any contingency, that fact is disclosed in the discussion of each matter. At the time of filing the 2006 Form 10-K we concluded that no provision was required in respect of any disclosed contingency because in each case a loss was not considered probable, or the amount could not be reasonably estimated, or both. Accordingly, we included a statement in page 147 of the 2006 Form 10-K that “Unless otherwise disclosed, no provision has been made against any potential losses that could arise.”

*****

We are available to discuss any of the foregoing at your convenience. Because we are required to file our Form 10-K on or before March 1, 2008 we would be grateful for any response at your earliest convenience. Please contact the undersigned at 011 44 20 7430 5430 with any additional comments.

Yours sincerely,

/s/ Wallace Macmillan

Wallace Macmillan
Chief Financial Officer

cc:           Kyle Moffatt, US Securities and Exchange Commission
Inessa Kessman, US Securities and Exchange Commission
Graham Richardson, Deloitte & Touche LLP
Robert L. Kohl, Katten Muchin Rosenman LLP
Daniel Penn, CME